# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Relay Therapeutics, Inc., CIK 0001812364
CUSIP: 75943R102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 399 Binney Street, 2nd Floor, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-001483
Filed by CIK 0001534261

## Reporting persons
- CASDIN CAPITAL, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,003,574; sole dispositive power 0; shared dispositive power 13,003,574; aggregate amount beneficially owned 13,003,574 (7.5% of the class)
- CASDIN PARTNERS MASTER FUND, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 12,585,000; sole dispositive power 0; shared dispositive power 12,585,000; aggregate amount beneficially owned 12,585,000 (7.3% of the class)
- CASDIN PARTNERS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,003,574; sole dispositive power 0; shared dispositive power 13,003,574; aggregate amount beneficially owned 13,003,574 (7.5% of the class)
- ELI CASDIN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 13,003,574; sole dispositive power 0; shared dispositive power 13,003,574; aggregate amount beneficially owned 13,003,574 (7.5% of the class)

## Item 1. Issuer
Name of issuer: Relay Therapeutics, Inc.
Address of issuer's principal executive offices: 60 Hampshire Street, Cambridge, MA 02139

## Item 2. Person Filing
Name of person filing:
Casdin Capital, LLC
Casdin Partners Master Fund, L.P.
Casdin Partners GP, LLC
Eli Casdin
Address of principal business office or, if none, residence:
Casdin Capital, LLC
1350 Avenue of the Americas, Suite 2600
New York, New York 10019

Casdin Partners Master Fund, L.P.
1350 Avenue of the Americas, Suite 2600
New York, New York 10019

Casdin Partners GP, LLC
1350 Avenue of the Americas, Suite 2600
New York, New York 10019

Eli Casdin
1350 Avenue of the Americas, Suite 2600
New York, New York 10019
Citizenship:
Casdin Capital, LLC - Delaware
Casdin Partners Master Fund, L.P. - Cayman Islands
Casdin Partners GP, LLC - Delaware
Eli Casdin - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Casdin Capital, LLC - 13,003,574
Casdin Partners Master Fund, L.P. - 12,585,000
Casdin Partners GP, LLC - 13,003,574
Eli Casdin - 13,003,574
Percent of class:
Casdin Capital, LLC - 7.5%
Casdin Partners Master Fund, L.P. - 7.3%
Casdin Partners GP, LLC - 7.5%
Eli Casdin - 7.5%
Sole power to vote or to direct the vote:
Casdin Capital, LLC - 0
Casdin Partners Master Fund, L.P. - 0
Casdin Partners GP, LLC - 0
Eli Casdin - 0
Shared power to vote or to direct the vote:
Casdin Capital, LLC - 13,003,574
Casdin Partners Master Fund, L.P. - 12,585,000
Casdin Partners GP, LLC - 13,003,574
Eli Casdin - 13,003,574
Sole power to dispose or to direct the disposition:
Casdin Capital, LLC - 0
Casdin Partners Master Fund, L.P. - 0
Casdin Partners GP, LLC - 0
Eli Casdin - 0
Shared power to dispose or to direct the disposition:
Casdin Capital, LLC - 13,003,574
Casdin Partners Master Fund, L.P. - 12,585,000
Casdin Partners GP, LLC - 13,003,574
Eli Casdin - 13,003,574

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 2 are directly owned by advisory clients of Casdin Capital, LLC. None of those advisory clients, other than Casdin Partners Master Fund, L.P., may be deemed to beneficially own more than 5% of the Common Stock, par value $0.001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- CASDIN CAPITAL, LLC: By: /s/ Eli Casdin, Eli Casdin, Managing Member (02/17/2026)
- CASDIN PARTNERS MASTER FUND, L.P.: By: /s/ Eli Casdin, Eli Casdin, Managing Member of its general partner (02/17/2026)
- CASDIN PARTNERS GP, LLC: By: /s/ Eli Casdin, Eli Casdin, Managing Member (02/17/2026)
- ELI CASDIN: By: /s/ Eli Casdin, Eli Casdin (02/17/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.